Exhibit 99.3

FOR IMMEDIATE RELEASE

American Realty Capital Trust V to List on NYSE and Launch Concurrent Tender Offer

Company to change name to “American Finance Trust, Inc.”

Announces Intention to Expand into the Commercial Mortgage Space

NEW YORK, April 20, 2015 – American Realty Capital Trust V, Inc. (“ARCT V” or the “Company”) today announced it has filed an application to list its common stock on the New York Stock Exchange (“NYSE”), and that, concurrently with the listing, it intends to launch a tender offer and change its name to “American Finance Trust, Inc.” (NYSE: “AFIN”). Subject to NYSE approval, the Company anticipates that its common stock will begin trading on the NYSE during the third quarter of 2015 upon listing.

The Company also announced that it is expanding its investment focus from net lease real estate to include originating and acquiring first mortgages and other commercial real estate debt securities.

Compelling Opportunity in the Commercial Mortgage Space

The Company believes the commercial mortgage industry as accessed by real estate investment trusts (“REITs”) is an under-concentrated market opportunity. This condition should create many investment possibilities to generate attractive current yields and potential capital appreciation, enhancing the stable cash flows produced from the Company’s established and diversified portfolio of net lease real estate.

“Over the next three years, we anticipate a substantial volume of commercial loan maturities with insufficient refinancing options available through traditional sources,” said Don MacKinnon, ARCT V’s newly named Chief Executive Officer and President. “We intend to leverage the company’s scale, management acumen and financial resources to capitalize on these opportunities that will likely witness limited participation from the more traditional financial institutions given their increasing regulatory and risk-profile constraints.”

Mr. MacKinnon continued, “We have an experienced and proven management team and are pleased to announce the addition of Donald R. Ramon as our Chief Financial Officer. Don is a seasoned financial professional with extensive experience in the space, having recently served as the Chief Financial Officer of Invesco Mortgage Capital, Inc. He also previously held senior finance positions at HomeBanc Corporation, General Electric Capital Corporation and SunTrust Banks, Inc. Don joins a senior management team that has a track record of completing over $50 billion of commercial real estate debt originations. I am pleased to lead the Company through this exciting expansion and diversification of our platform.”

NYSE Listing

The Company believes listing the shares on the NYSE will enable it to further execute its strategic transition by providing it with access to potentially lower cost capital and greater scale benefits, helping drive the Company’s growth and creating additional value for stockholders. Moreover, the Company believes the listing will increase stockholder value by providing shareholders an opportunity to participate in future appreciation through internal and external growth.

Completion of the listing is subject to final approval by the NYSE. There can be no assurance that the Company’s shares of common stock will be approved for listing or, if the shares of common stock are listed, that a liquid market will develop.

Engages New Financial Advisor

ARCT V also announced today that it has engaged UBS Securities LLC as a financial advisor in connection with the listing. As previously disclosed, RCS Capital, the investment banking and capital markets division of Realty Capital Securities, LLC, is also advising the Company in connection with the listing.

Distributions

ARCT V intends to continue payment of monthly distributions at an annualized rate of $1.65 per share. The Company expects to grow its core earnings and cash flow over time.

Tender

The Company also announced that it intends to commence a tender offer to purchase up to $125 million of its shares of common stock (the “Tender Offer”), subject to the listing and the filing of appropriate offering materials with the U.S. Securities and Exchange Commission (the “SEC”). The Tender Offer would commence concurrently with or shortly following the listing. The Company believes the Tender Offer would supplement the liquidity options available to stockholders in connection with the listing. In accordance with the terms of the Tender Offer, the Company will offer to repurchase shares of its common stock at a purchase price of $25.50 per share. Assuming that trading of the Company’s common stock begins during the third quarter, the Tender Offer would also commence on the same day as the listing and will expire 20 business days afterwards (unless the Company decides to extend the offer period). In addition to the listing, the Tender Offer would be subject to certain conditions that will be more fully described in the Tender Offer materials that are ultimately filed with the SEC. When and if the Company proceeds with the Tender Offer, the Tender Offer materials will become available to stockholders upon commencement of the Tender Offer.

About ARCT V

ARCT V is a publicly registered, non-traded real estate investment trust (“REIT”) that qualified as a REIT for tax purposes with the taxable year ended December 31, 2013. Additional information about the Company can be found on its website at www.arct-5.com.

Pre-Commencement Communications

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares. The Tender Offer will be made only pursuant to an offer to purchase, letter of transmittal and related materials ARCT V intends to distribute to its stockholders and file with the SEC. The full details of the Tender Offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal and related materials, which will become available to stockholders upon commencement of the Tender Offer.

Stockholders should read carefully the offer to purchase, the letter of transmittal and other related materials when they are available because they will contain important information. Stockholders may obtain free copies, when available, of the offer to purchase and other related materials that will be filed by ARCT V with the SEC at the SEC’s website at www.sec.gov. Stockholders also may obtain a copy of these documents, free of charge, from ARCT V when the materials become available.

Important Notice

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. In addition, words such as “anticipate,” “believe,” “expect” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words. Actual results may differ materially from those contemplated by such forward-looking statements, including those set forth in the Risk Factors sections of ARCT V’s Annual Report on Form 10-K and other filings filed with the SEC at www.sec.gov. Further, forward-looking statements speak only as of the date they are made, and ARCT V undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law.

Media Inquiries: Investor Inquiries:

Anthony J. DeFazio SVP of Public Relations DDCworks tdefazio@ddcworks.com (484) 342-3600	Andrew G. Backman Managing Director Investor & Public Relations ABackman@arlcap.com (917) 475-2135	Don MacKinnon Chief Executive Officer ARCT V dmackinnon@arlcap.com (212) 415-6500